[redacted]

05053394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005
WASH, D.C. 198 SECTION

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Seclion 13 or 15(d) of the Exchange Act.

Gifu Hino Jidosha kabushiki-kaisha
(Name of Subject Company)

Gifu Hino Motor Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
JUN 0 9 2005
THOMSON FINANCIAL

Seino Transportation Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Richard Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 7, 2005
(Date Tender Offer/Rights Offering Commenced)

KL2:2394157.1

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Attached hereto as Exhibit A is an English translation of the Convocation Notice of the 52nd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement").

(b) Not applicable.

Item 2. Informational Legends

A legend in compliance with Rule 802(b) has been included on the cover page or other prominent portion of the Proxy Statement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached hereto as Exhibit B is an English translation of the Current Report, dated November 24, 2004, and attached hereto as Exhibit C is an English translation of the Correction Report, dated May 17, 2005, regarding the transactions described in the Proxy Statement.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission by Seino Transportation Co., Ltd. concurrently with the filing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEINO TRANSPORTATION CO., LTD.

(Signature)

Yoshikazu Taguchi Chief Executive Officer

(Name and Title)

June,7,2005

(Date)

KL2:2394157.1

3

EXHIBIT INDEX

Exhibit No.	Exhibit
A	English translation of the Convocation Notice of the 52nd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement").
B	English translation of the Current Report, dated November 24, 2004.
C	English translation of the Correction Report, dated May 17, 2005.

Exhibit A

English translation of the Convocation Notice of the 52nd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement")

(TRANSLATION)

Regarding the stock swap among Seino Transportation Co., Ltd. and Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Netz Toyota Centro Gifu Co., Ltd.

Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Netz Toyota Centro Gifu Co., Ltd. are Japanese companies. Information distributed in connection with the proposed stock swap is subject to Japanese disclosure requirements, which are different form those of the United States. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U. S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States securities laws in respect of the stock swap, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

June 7, 2005

TO OUR SHAREHOLDERS:

Shigeo Mizuno
Representative Director and President
Gifu Hino Motor Co., Ltd.
57, Kitauzura 5-chome, Gifu-shi
Gifu Prefecture
Japan

CONVOCATION NOTICE OF THE 52nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 52nd ordinary general meeting of shareholders of Gifu Hino Motor Co., Ltd. (the "Company"), which is to be held as outlined below.

In the event that you are not able to attend the meeting, please see the following reference documents, indicate whether you agree or not to the agenda, affix your seal to the enclosed power of attorney, and then return it to the Company.

1. Date and time: 2:00 p.m., June 22, 2005 (Wednesday)

2. Place: Main conference room 302 on the third floor at the Gifu Prefectural Citizens' Community Hall (*Gifu Kenmin Fureai Kaikan*)
14-53, Yabuta-Minami 5-chome, Gifu-shi
Gifu Prefecture, Japan

3. Agenda of the meeting:

Subjects to be reported:

1. Reports of the business reports, consolidated balance sheets and consolidated statement of profit and loss of the 52nd fiscal year (from April 1, 2004 to March 31, 2005), and reports of the results of audits of the consolidated financial documents by the accounting auditor and the board of auditors

2. Reports of the balance sheets and statement of profit and loss of the 52nd

fiscal year (from April 1, 2004 to March 31, 2005), and reports of purchase of treasury stock pursuant to the resolution of the board of directors as authorized under the Articles of Incorporation

Subjects to be resolved:

Item 1: Approval of the proposed disposal of profits for the 52nd fiscal year

Item 2: Approval of the Stock Exchange Agreement executed among Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Netz Toyota Gifu Co., Ltd., Netz Toyota Centro Gifu Co., Ltd. and the Company
The summary of this agenda is stated in pages 24 through 52 of the following document entitled "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy".

Item 3: Election of twelve (12) directors

- end -

Attendees to the meeting are requested to submit the enclosed power of attorney to the reception upon arrival.

Attachments

Business Report

(from April 1, 2004, through March 31, 2005)

1. Summary of business

(1) Progress and results of business of the corporate group

The Japanese economy in this consolidated fiscal year showed signs of brightness, due to foreign demand, steady capital investment and the beneficial effects of the hot summer. However, with crude oil prices remaining high and the cost of raw materials being high due to scarcity of supply, concerns for the future heightened, and from the middle of the year signs of stagnation appeared, and it appeared that the Japanese economy would be unable to recover on its own strength.

Our group comprises three companies, engaged in the automobile (primarily truck) sales business, the printing business, and other businesses; together with one equity-method affiliate, there are four companies in the group.

It was expected that sales of new vehicles in the automobile sales business would decline significantly in this term, due to the fall in special demand that arose in the prior term, particularly in the Tokyo Metropolitan Area, because of the impending automobile exhaust gas regulations. However, sales were better than expected, as demand was steady particularly in the area from the Chubu region and to the west. Thus while the number of ordinary trucks registered in the Tokyo Metropolitan Area fell by half, for Japan overall the figure was at 84.9% of the level of the prior year. The truck market is very clearly split, with poor sales in the east and strong sales in the west.

In Gifu Prefecture, too, there was awareness that the effects from the fall-off in special demand would be unavoidable. By putting effort into sales of vehicles designed to meet the new exhaust gas regulations, not overemphasizing large corporate clients, and focusing on small sales, we have improved on market share for each customer group, and demand was steadier than initially forecast.

As a result, sales for the consolidated fiscal year were JPY28,334 million (a 3.8% increase over prior year levels), ordinary profit was JPY809 million (a 19.4% decrease from prior year levels), and current net profit was JPY653 million (a

75.3% increase over prior year levels).

Segment-by-segment results are as follows.

Automobile Sales Business

In this business, for the first time in three years, ordinary truck registrations within the prefecture fell, albeit slightly, from prior year levels. However, demand for vehicles designed to meet the new exhaust gas regulations was strong, and the aggregate demand for ordinary trucks was greater than initially forecast; thus overall sales were steady. Meanwhile small truck sales were steady, and overall truck registrations continued to increase, being 103.0% of the level of the prior year.

It is in such an environment that we make explanation of our group's performance; we hope that this assists in an understanding of our progress and results.

With respect to sales of new vehicles, bright signs have been seen in substitution demand for dump trucks, sales of which have been stagnant for many years, and for this reason we put into practice an aggressive sales strategy. Particularly because of large growth in sales of mid-sized dump trucks, we were able to achieve sales of such trucks, even as demand remained slack, at a level that was 115.6% of the prior year level.

In addition, since we have, from earlier, directed full company resources towards strengthening sales of small trucks, which have a wide customer base, our brand recognition in the small truck market has improved, and sales have shown steady growth. As a result, sales grew strongly, at 117.9% of the prior year level, and we have reason to look forward to strong sales going forward in the small truck market. With respect to bus sales, sales of small, medium and large trucks all improved in terms of number of vehicles sold over the prior year, contributing to the increase in sales.

Looking at our new vehicle sales overall, responding to needs arising due to exhaust gas regulations and offsetting the decline in sales of large trucks, we were able to achieve sales of 2,797 vehicles, an increase of 169, or 6.4%, over prior year levels.

However, with intensifying competition having an adverse effect on costs, this increase in vehicles sold did not lead to an increase in profit rate.

In used vehicle sales, with the decrease in trade-ins, we aggressively carried out purchase of products to match customer needs, leading to an increase in number of luxury cars handled and offsetting the decrease in number of vehicles; thus we were able to keep sales at a level close to the prior year (0.5% decrease).

With the repair and parts markets remaining in a severe environment, in addition to promoting general vehicle repairs in our garages, efforts were made to strengthen vehicle inspection sales, leading to an increase in sales over prior year levels (2.9% increase). However, with respect to parts, with the fall-off in demand for exhaust gas removal devices and such, sales fell slightly (1.3% decrease) compared to the prior year.

As a result, sales were JPY26,692 million, an increase of JPY1,037 million over the previous consolidated fiscal year (4.0% increase).

Printing Business

In the printing business, by placing emphasis on customer expansion, sales increased. Because of the contribution from orders for specialized printing due to system changes and such, sales were JPY1,416 million, an increase of JPY40 million (2.9% increase) over the previous consolidated fiscal year.

Other Businesses

In other businesses, election placards, which constitute a part of sales of articles, saw a drop in sales from the previous year (when a general election was held); therefore, sales were JPY180 million, a decrease of JPY32 million (15.2% decrease) from the previous consolidated fiscal year.

Operating Revenue by Corporate Group Segment

Fiscal year / Division	Previous consolidated fiscal year (from April 1, 2003, through March 31, 2004)	Current consolidated fiscal year (from April 1, 2004, through March 31, 2005	Comparison with previous term
	thousands of yen	thousands of yen	%
Automobile sales	25,655,355	26,692,563	104.0

business			
Printing business	1,421,193	1,461,806	102.9
Other businesses	212,933	180,581	84.8
Total	27,289,481	28,334,950	103.8

(2) Capital expenditure and financing activities of the company group

Aggregate capital expenditure for the consolidated fiscal year was JPY831 million, primarily for vehicles for leasing.

Own funds were used for such capital expenditure.

(3) Changes in results of operations and financial position of the company group and of the company

(i)Changes in results of operations and financial position of the company group

Fiscal year / Division	Fiscal 2001 49th term	Fiscal 2002 50th term	Fiscal 2003 51st term	Fiscal 2004 (Current consolidated fiscal year) 52nd term
Operating income (thousands of yen)	20,149,397	24,356,407	27,289,481	28,334,950
Ordinary income (thousands of yen)	625,773	981,112	1,005,137	809,814
Current net profit/loss	△1,554,491	831,466	372,679	658,445
Current net earnings per share (yen)	△ 266.07	139.03	59.68	109.12
Total assets (thousands of yen)	25,305,774	27,492,960	26,171,125	27,613,529
Net assets (thousands of yen)	15,957,657	16,761,057	17,061,946	17,591,621

Note 1. Current net earnings per share was calculated on the basis of the average number of outstanding shares during the term.

2. Please note that starting with the 50th fiscal year, the "Accounting Standards pertaining to net earnings per share" (Accounting Standard #2 of Accounting Standards Board of Japan, issued September 25, 2002) and "Policy on Application of 'Accounting Standards pertaining to current net earnings per share'" (Accounting Standard Application Policy #4 of Accounting Standards Board of Japan, issued September 25, 2002) are being applied to the current net earnings per share calculation.

(ii) Changes in results of operations and financial position of the company

Division \ Fiscal year	Fiscal 2001 49th term	Fiscal 2002 50th term	Fiscal 2003 51st term	Fiscal 2004 (Current term) 52nd term
Operating income (thousands of yen)	16,867,513	21,172,988	23,257,396	24,652,681
Ordinary income (thousands of yen)	550,124	851,895	750,554	561,466
Current net profit/loss	△1,607,957	769,887	481,830	474,827
Current net Earnings per share (yen)	△ 275.22	128.47	78.43	78.37
Total assets (thousands of yen)	23,567,624	25,846,908	24,924,496	26,116,236
Net assets (thousands of yen)	15,746,774	16,489,684	16,899,591	17,250,411

Note 1. Starting from the 51st fiscal year, the business report was prepared based on the amended Commercial Code Implementation Regulations. Therefore, what had been recorded as "Current term profit" and "Current term earnings per share" are now recorded as "Current term net profit/loss" and "Current term net earnings per share."

2. Current net earnings per share was calculated on the basis of the average number of outstanding shares during the term

3. Please note that starting with the 50th Business Term, the "Accounting Standards pertaining to net earnings per share" (Accounting Standard #2 of Accounting Standards Board of Japan, issued September 25, 2002) and "Policy on Application of 'Accounting Standards pertaining to net earnings per share'" (Accounting Standard Application Policy #4 of Accounting Standards Board of Japan, issued September 25, 2002) are being applied to the current net earnings per share calculation.

(4) Issues for the corporate group to address

With respect to prospects going forward, trends in the US and Chinese economies and the wide-ranging effects of high crude oil prices are reasons for concern, and there does not seem to be sufficient energy to escape from this economic lull. While the possibility of decline appears to be remote, it seems that for the time being there will be a repetition of "one step forward, one step back," and that the economy will trend gradually towards recovery.

With respect to the sales environment for the automobile sales business, the next round of exhaust gas regulations are expected this autumn, and while nationwide demand will not collapse, demand in the wake of new regulations in the prefecture is expected to be weaker than in urban areas, with levels below that of the prior year.

Further, the demand that rose in the wake of past exhaust gas regulations is expected to drop off, and it is expected that for the medium term the sales environment will be quite severe.

Under such circumstances, our group will rely on the principle that the Seino Group has cultivated since its founding, of "above all, good manners," and will return to the roots of marketing, i.e., the ability to make proposals that our clients are satisfied with, improvement of technical skills, and enhanced service. By making full use of our network, we intend to contribute to the greater convenience of our customers.

In addition, for auctions of used vehicles, we will strive for both high quality and variety, and will aim for a greater rate of closed deals.

We ask our shareholders for their further support and encouragement going forward.

2. Outline of the company (as of March 31, 2005)

(1) Main businesses of the company group

Our group engages in truck and bus sales, automobile parts sales, automobile repair, casualty insurance agency, as well as used car auctions and printing.

Other businesses include real estate leasing.

(2) Principal offices and plants of the company group

(i) Offices and plants of the company

Name	Location
Headquarters and Gifu Branch	Gifu City
Ogaki Branch	Ogaki City
Motosu Branch	Motosu City
Minokamo Branch	Minokamo City
Tajimi Branch	Tajimi City
Takayama Branch	Takayama City
Anpachi Service Office, and 5 other offices	Gifu Prefecture, Anpachi-Gun, Anpachi-cho, et alia

(ii) Subsidiaries, etc.

Name	Location
Asahi Enterprise Co., Ltd.	Gifu City
Asahi Create Co., Ltd.	Fuwa-gun, Tarui-cho, Gifu

(3) Shares

(i) Total number of authorized shares 12,000,000 shares
(ii) Total number of issued shares 5,844,300 shares
(iii) Number of shareholders 606
(iv) Major shareholders (top ten)

Shareholder name	Equity in the Company		Equity of the Company in Shareholders	
	No. of Shares	Equity interest	No. of Shares	Equity interest
	shares	%	shares	%
Seino Transportation Co., Ltd.	2,338,051	40.00	---	---
Hino Motors, Ltd.	402,011	6.87	40,732	0.00
Yoshikazu Taguchi	395,115	6.76	---	---
Juroku Bank, Ltd.	281,628	4.81	168,282	0.04
Aioi Insurance Co., Ltd.	261,947	4.48	---	---
Gifu Hino Employees Shareholding Association	147,000	2.51	---	---
Mitsui Sumitomo Insurance Co., Ltd.	134,163	2.29	---	---
Sompo Japan Insurance Inc.	134,000	2.29	---	---
Tokio Marine & Nichido Fire Insurance Co., Ltd.	130,196	2.22	---	---
Ogaki kyouritsu Bank, Ltd.	116,886	2.00	130,000	0.04

Note: Tokio Marine & Fire Insurance Co., Ltd. merged with Nichido Fire & Marine Insurance Co., Ltd. on October 1, 2004, with the name of the company changing to Tokio Marine & Nichido Fire Insurance Co., Ltd.

(4) Acquisition, disposition and holding of treasury shares

(i) Acquired shares

Common shares 13,408 shares
Total amount paid for acquisition 13,351,405 yen

Of the above, shares that were purchased by resolution of the board of directors based on authority granted by the articles of incorporation

Reason purchase was necessary:

To carry out a proactive capital strategy to match changes in the operational environment

Common shares 5,000 shares

Total amount paid for acquisition 4,940,000 yen

(ii) Disposed shares

N/A

(iii) Shares owned at the end of the fiscal year

Common shares 42,629 shares

(5) Employees of the corporate group and of the company

(i) Employees of the corporate group

Division	Number of employees	Change from previous term
Automobile sales business	413	9
Printing business	75	△6
Other businesses	2	--
Total	490	3

(ii) Employees of the company

Number of employees	Change from previous term	Average age	Average years of service
350	5	37.5	14.8

Note: Number of employees does not include 32 seconded to subsidiaries, etc.

(6) State of business combinations

(i) The company is a consolidated subsidiary of the Seino Transportation Co., Ltd., which owns 2,338,051 shares (40% equity interest) in the company.

(ii) Conditions of important subsidiaries and the like

Name of company	Capitalization	Our equity interest	Primary businesses
	thousands of yen	%	
Asahi Enterprise Co., Ltd.	100,000	100.00	Used vehicle sales
Asahi Create Co., Ltd.	91,000	56.59	Plate-making, printing, bookbinding

(iii) Conditions of other corporate affiliations

Name of company	Capitalization	Our equity interest	Primary businesses

Asahi Leasing Co., Ltd.	thousands of yen 67,500	% 44.44	Leasing, rentals

(iv) Results of business combinations

Consolidated subsidiaries are the two companies set forth above in "Conditions of important subsidiaries and the like" and equity method affiliates are the one company set forth above in "Conditions of other corporate affiliations." Consolidated sales for this term were JPY28,334 million (3.8% increase over prior year level), and consolidated current net profit was JPY653 million (increase of 75.3% over prior year level).

(7) Directors and Corporate Auditors

Title	Name	Main responsibilities
Chairman and Representative Directors	Yoshikazu Taguchi	Seino Transportation Co., Ltd., Chairman, Representative Director
President and Representative Director	Shigeo Mizuno	
Senior Managing Director	Yoshio Wakazono	Manager, Sales
Managing Director	Katsuyuki Makimura	Deputy Manager, Sales; Manager, Parts and Repairs
Managing Director	Yasushige Horiguchi	Audit Office, in charge group companies
Managing Director	Toshio Sumi	Manager, Administration
Director Consultant	Nobuo Wakazono	
Director	Yoshitaka Taguchi	Seino Transportation Co., Ltd., President, Representative Director
Director	Takao Taguchi	Seino Transportation Co., Ltd., Senior Managing Director
Director	Sohei Yamamoto	Assistant for Senior Managing Director, in charge of Vehicles and Business Development
Director	Toshio Kato	Manager, Bus Department
Director	Tetsuji Kurata	In charge of Hida region, Takayama Branch Manager
Full-time Corporate Auditor	Mitsuhiro Matsuda	
Corporate Auditor	Yoshio Matsuoka	Seino Transportation Co., Ltd., Full-time Corporate Auditor
Corporate Auditor	Fumio Kato	Certified tax accountant

Notes 1. Director Yoshitaka Taguchi is an outside director as set forth in Article 188, paragraph 2,

7-2 of the Commercial Code.

2. Corporate Auditor Yoshio Matsuoka and Corporate Auditor Fumio Kato are outside auditors as set forth in Article 18, paragraph 1 of the Law relating to Special Exceptions of the Commercial Code regarding Auditors, etc., of Joint-Stock Companies.

3. Changes during this term.

(i) Mr. Masao Kawahashi left his post as Corporate Auditor due to completion of term of office as of the close of the 51st Ordinary Shareholders Meeting held June 24, 2004.

(ii) Mr. Fumio Kato was newly selected as Corporate Auditor at the 51st Ordinary Shareholders Meeting held June 24, 2004, and assumed his position on July 11, 2004.

(iii) Director Consultant Yoshikazu Taguchi assumed the position of Chairman of the Board of Directors on June 24, 2004.

(iv) Chairman and Representative Director Nobuo Wakazono assumed the position of Director Consultant on June 24, 2004.

(8) Amount of fees, etc. paid to accounting auditors

(i) Total amount of fees to be paid to accounting auditor by the company and the company's subsidiaries, etc.: JPY11,400,000

(ii) Of the amount in (i) above, the aggregate amount of fees to be paid as consideration for services (audit certification) as set forth in Article 2, paragraph 1 of the Certified Public Accountant Law (Law no. 103 of 1948): JPY11,400,000

(iii) Of the amount in (ii) above, the fees that the company is to pay to the accounting auditor in its capacity as accounting auditor: JPY11,400,000

Note: In the audit agreement between the company and the accounting auditor, no distinction is made of the amount for audit based on the Law relating to Special Exceptions of the Commercial Code regarding Auditors, etc., of Joint-Stock Companies and the amount for audit based on the Securities Exchange Law; therefore, the amount of (iii) above includes fees for audit based on the Securities Exchange Law.

Note: Monetary amounts set forth in this business report have been rounded down to the nearest respective applicable units of yen.

Consolidated Balance Sheet
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	15,764,074	Current Liabilities	8,337,427
Cash on hand and in banks	7,495,829	Notes payable-trade and accounts payable-trade	6,876,020
Notes receivable and accounts receivable-trade	5,583,008	Short-term loans payable	25,000
Inventories	2,010,767	Current portion of long-term loans	265,000
Deferred tax assets	138,665	Accrued corporate tax	186,583
Other current assets	574,843	Accrued consumption tax	85,821
Reserve for doubtful accounts	-39,039	Reserve for unrealized profit in installment sales	64,257
Fixed Assets	11,849,455	Reserve for bonus	215,500
Tangible fixed assets	10,253,274	Other current liabilities	619,243
Buildings and structures	2,667,506	Fixed Liabilities	1,481,419
		Long-term loans payable	18,172
		Long-term deposits received	20,497
Machinery and equipment, vehicles	261,916	Deferred tax liabilities due to revaluation	924,908
Land	6,574,549	Reserve for retirement benefits to employees	260,942
Other tangible fixed assets	749,302	Reserve for retirement benefits for officers	256,900
Intangible fixed assets	162,519	Total Liabilities	9,818,847
Other intangible fixed assets	162,519	(Minor Interest)	
Investments and other assets	1,433,660	Minor interest	203,061
Investment securities	713,048	(Shareholders' Equity)	
Long-term loans receivable	24,166	Capital stock	4,722,500
Deferred tax assets	479,744	Capital surplus	4,800,740
Other investments, etc.	464,486	Retained earnings	8,355,227
Reserve for doubtful accounts	-247,785	Variance from revaluation of land	-298,810
		Variance from valuation of securities	47,965
		Treasury stock	-36,000
		Total Shareholders' Equity	17,691,621
Total Assets	27,613,529	Total Liabilities, Minor Interest and Shareholders' Equity	27,613,529

Consolidated Income Statement
(From April 1, 2004 to March 31, 2005)

Account title			Amount	
			Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses	Operating income		28,334,950
		Sales	28,334,950	
		Operating expenses		
		Cost of sales	24,981,520	
		Selling, general and administrative expenses	2,802,001	51,324,572
		Reversal of reserve for unrealized profit in installment sales		42,374
		Provision for unrealized profit in installment sales		29,988
		Operating income		563,814
	Non-operating income and expenses	Non-operating income		253,388
		Interest and dividends received	78,069	
		Return on investment by equity method	100,455	
		Other non-operating income	74,863	
		Non-operating expenses		7,388
		Interest paid	6,925	
		Other non-operating expenses	462	
	Ordinary income			809,814
Extraordinary Items		Extraordinary income		151,475
		Profit on disposition of fixed assets	61,469	
		Profit on disposition of investment securities	13,572	
		Profit on reversal of reserve for doubtful accounts	76,434	
		Extraordinary loss		10,475
		Loss on disposition of fixed assets	10,475	
		Current net income before tax		950,814
		Income, resident and enterprise tax		160,554
		Adjustment for tax		132,622
		Minor shareholders' income		4,192
		Net income		653,445

Notes

Important matters serving as basis for preparation of consolidated financial statements

1. Matters on scope of consolidation
(1) Consolidated subsidiaries: 2 (Asahi Create Co., Ltd., Asahi Enterprise Co., Ltd.)
(2) Unconsolidated subsidiaries: N/A

2. Matters on application of equity method
(1) Equity method affiliates: 1 (Asahi Leasing Co., Ltd.)
(2) Unconsolidated subsidiaries and affiliates to which equity method is not applicable:
N/A

3. Matters on fiscal year of consolidated subsidiaries
Closing date of each consolidated subsidiary is the same as that of the parent company.

4. Matters on accounting standards
(1) Valuation standards and methods for material assets
(i) Valuation standards and methods for securities
a) Other securities:
Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)
Securities whose market price is not quoted: stated at cost based on the moving average method
(ii) Valuation standards and methods for inventories
a) New cars, used cars, goods, work in process:
mainly by specific-order cost method
b) Parts, supplies: mainly stated at cost based on the moving average method

(2) Depreciation method for fixed assets
(i) Tangible fixed assets: declining balance method
For buildings, excluding attachment, acquired on and after April 1,

1998, straight line method is adopted

(ii) Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

(3) Basis for recording of material reserves

(i) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(ii) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(iii) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.

The difference arising from change in accounting standard is disposed as expenses in equal installments over five years.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years).

(iv) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.

This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

(4) Material lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(5) Material matters for preparation of consolidated financial statements

(i) Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

(ii) Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

5. Methods of valuation of assets and liabilities of consolidated subsidiaries

All fair market value method is used for valuation of assets and liabilities of consolidated subsidiaries.

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Consolidated Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 6,210,269 thousand yen

2. Assets provided as security and secured obligations

Assets provided as security are as follows:

Land:	13,050 thousand yen
Buildings and structures:	12,201
Time deposit:	19,523
Total:	44,774 thousand yen

Secured obligations are as follows:

Short-term loans payable:	25,000 thousand yen
Long-term loans payable:	10,000
Total:	35,000 thousand yen

3. Liabilities for guarantee: 643,660 thousand yen

Notes endorsed: 418,965 thousand yen

4. Revaluation of land

Pursuant to the Law on Revaluation of Land (Law No. 34 promulgated on March 31, 1998, latest amendment on March 31, 2001), land for business purpose is revaluated.

Method of revaluation:
Using standard taxable value of land-holding tax set forth in Article 2, Item 2 of the Enforcement Ordinance of the Law on Revaluation of Land (Ordinance No. 119 of March 31, 1998) as reasonably adjusted
Date of revaluation: March 31, 2002
Difference between the year-end market value of the revaluated land and the book value after revaluation: 1,344,296 thousand yen

Notes to Consolidated Income Statement

Current net earnings per share 109.12 yen

COPY

Accounting Auditors' Report on Consolidated Financial Statements

Independent Auditors' Report

May 16, 2005

To the Board of Directors of
Gifu Hino Motor Co., Ltd.:

Chuo Aoyama Audit Corporation
Yoshitaka Sakai (seal)
Designated Partner and Executing Partner
Certified Public Accountant
Jun Yamada (seal)
Designated Partner and Executing Partner
Certified Public Accountant

We have audited the consolidated financial statements (i.e. the consolidated balance sheet and the consolidated income statement) of Gifu Hino Motor Co., Ltd. for its 52nd fiscal year, starting April 1, 2004 and ending March 31, 2005, in accordance with the provisions of Article 19-2, Paragraph 3 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the methods by which they were applied and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audits included audit procedures conducted on the company's subsidiaries that we deemed necessary.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the assets, profits and losses of the Company

Group consisting of Toyota Corolla Gifu Co., Ltd. and its consolidated subsidiaries, etc., in conformity with laws and regulations and the company's articles of incorporation.

There is no conflict of interest between the company and us or one or both of the Executing Partners that must be reported pursuant to the provisions of the Certified Public Accountants Law.

COPY

Board of Corporate Auditors' Report on Consolidated Financial Statements

Audit Report on Consolidated Financial Statements

We have received from each statutory auditor a report on the methods and results of audits of the consolidated financial statements (the consolidated balance sheet and the consolidated income statement) for the 52nd fiscal year, starting April 1, 2004 and ending March 31, 2005. After discussion, we have prepared this audit report to report as follows:

1. Summary of the methods of audits by corporate auditors

Each statutory auditor received reports and explanations from directors, etc. and accounting auditors on the consolidated financial statements and conducted audits in accordance with the auditing principles, the allocation of duties, etc. determined by the Board of Corporate Auditors.

2. Results of the audits

We acknowledge that the methods and results of audits by the accounting auditors, Chuo Aoyama Audit Corporation, are satisfactory.

May 20, 2005

Board of Corporate Auditors
Gifu Hino Motor Co., Ltd.

Full-time Corporate Auditor: Mitsuhiro Matsuda (Seal)
Corporate Auditor: Yoshio Matsuoka (Seal)
Corporate Auditor: Fumio Kato (Seal)

Note: Of the corporate auditors, Yoshio Matsuoka and Fumio Kato are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

Balance Sheet
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	14,576,247	Current Liabilities	7,506,303
Cash on hand and in banks	7,073,988	Notes payable-trade	1,155,121
Notes receivable	2,940,707	Accounts payable-trade	5,326,880
Accounts receivable-trade	2,087,564	Accounts payable-other	83,223
Purchased goods	1,620,054	Accrued corporate tax	185,852
Work in process	18,562	Accrued consumption tax	70,271
Supplies	3,290	Accrued expenses	83,107
Accrued revenue	557,787	Deposit received	177,354
Deferred tax assets	98,328	Reserve for bonus	170,500
Short-term loans receivable	207,346	Reserve for unrealized profit in installment sales	62,858
Other current assets	2,718	Notes payable for equipment	118,057
Reserve for doubtful accounts	-34,100	Other current liabilities	73,075
Fixed Assets	11,539,988	Fixed Liabilities	1,359,522
Tangible fixed assets	9,919,177	Reserve for retirement benefits to employees	217,294
Buildings	2,221,103	Reserve for retirement benefits for officers	197,600
Structures	367,046	Deferred tax liabilities for revaluation	924,908
Machinery and equipment	94,333	Deposits received for guarantee	19,720
Leased vehicles	670,911	Total Liabilities	8,865,825
Vehicles	48,149	(Shareholders' Equity)	
Tools, furniture and fixture	54,333	Capital stock	4,722,500
Land	6,463,299	Capital surplus	4,800,740
Intangible fixed assets	156,746	Legal capital reserve	4,800,740
Leasehold rights	149,790	Retained earnings	8,014,203
Telephone subscription rights	5,932	Legal reserve	379,479
Software	967	Voluntary reserve	7,330,000
Other intangible fixed assets	56	General reserve	7,330,000
Investments and other assets	1,464,064	Unappropriated retained earnings	304,724
Investment securities	639,582	Variance from valuation of land	-298,810
Investments in subsidiaries	168,424	Variance from valuation of shares	47,778
Investment in subsidiary partnership	85,950	Treasury stock	-36,000
Long-term loans receivable	9,696		
Long-term prepaid expenses	3,779		
Guaranty money deposited	11,619		
Deferred tax assets	450,642		
Other investments	336,484		

Reserve for doubtful accounts	-242.114	Total Shareholders' Equity	17,250,411
Total Assets	26,116,236	Total liabilities and Shareholders' equity	26,116,236

Income Statement

(From April 1, 2004 to March 31, 2005)

Account title			Amount	
			Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses	Operating income		24,652,681
		Sales	24,278,192	
		Commission income	178,445	
		Income from real estate lease	196,043	
		Operating expenses		24,249,818
		Cost of sales	22,000,352	
		Cost of real estate lease	149,198	
		Selling, general and administrative expenses	2,100,267	
		Reversal of reserve for unrealized profit in installment sales		42,374
		Provision for unrealized profit in installment sales		29,988
		Operating income		415,248
	Non-operating income and expenses	Non-operating income		146,345
		Interest and dividends received	77,874	
		Other non-operating income	68,471	
		Non-operating expenses		127
		Other non-operating expenses	127	
		Ordinary income		561,466
Extraordinary Items		Extraordinary income		145,276
		Profit on disposition of fixed assets	61,469	
		Profit on disposition of investment securities	13,572	
		Profit on reversal of reserve for doubtful accounts	70,234	
		Extraordinary loss		9,776
		Loss on disposition of fixed assets	9,776	
		Current net income before tax		696,966
		Income, resident and enterprise tax		146,918
		Adjustment for tax		75,220
		Current net income		474,827
		Retained earnings brought forward		56,796
		Reversal of variance from revaluation of land		-197,862
		Interim dividends		29,036
		Current unappropriated retained earnings		304,724

Notes

Significant Accounting Policies

1. Valuation standards and methods for securities

Shares of subsidiaries and affiliates: stated at cost based on the moving average method

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

Securities are classified in accordance with "Accounting Standards for Financial Products".

2. Valuation standards and methods for inventories

Purchased goods (vehicles), work in process specific-order cost method

Purchased goods (parts), supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.
The difference arising from change in accounting standard is disposed as expenses in equal installments over five years.
The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years).

Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

6. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

7. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

8. Revaluation of land

Pursuant to the Law on Revaluation of Land (Law No. 34 promulgated on March 31, 1998, latest amendment on March 31, 2001), land for business purpose is revaluated.

Method of revaluation:
Using standard taxable value of land-holding tax set forth in Article 2,

Item 2 of the Enforcement Ordinance of the Law on Revaluation of Land (Ordinance No. 119 of March 31, 1998) as reasonably adjusted
Date of revaluation: March 31, 2002
Difference between the year-end market value of the revaluated land and the book value after revaluation: 1,344,296 thousand yen

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. In addition to the fixed assets recorded on the balance sheet, safety inspection equipment, vehicles and computers are used under lease contracts.
2. Accumulated depreciation of tangible fixed assets: 5,547,387 thousand yen
3. Claims and liabilities to subsidiaries
   Short-term monetary claims to subsidiaries: 242,929 thousand yen
   Short-term monetary liabilities to subsidiaries: 62,407 thousand yen
4. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 1,379,458 thousand yen
   Plan assets (market value): 1,097,128 thousand yen
   Unrecognized difference arising from actuarial computations:
65,036 thousand yen 5. Liabilities for guarantee: Amount of notes endorsed 399,212 thousand yen

6. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 47,778 thousand yen

Notes to Income Statement

1. Transactions with subsidiaries:
   Operating income 583,947 thousand yen
   Operating expenses 479,438 thousand yen
   Turnover from non-operating transactions 11,235 thousand yen
2. Current net earnings per share 78.37 yen

Proposed Disposal of Profits

(yen)

Account title	Amount
Unappropriated retained earnings	304,724,370
Earnings are appropriated as follows:	
Dividends	58,016,710
(common dividend 5 yen per share; extra dividend 5 yen per share)	
Bonus to officers	19,700,000
(of which, bonus to corporate auditors)	(1,900,000)
General reserve	170,000,000
Retained earnings brought forward to next period	57,007,660

(Note)
The Company paid interim dividends of 5 yen per share or 29,036,815 yen in total on December 10, 2004.

COPY

Accounting Auditors' Report

Independent Auditors' Report

May 16, 2005

To the Board of Directors of
Gifu Hino Motor Co., Ltd.:

Chuo Aoyama Audit Corporation
Yoshitaka Sakai (seal)
Designated Partner and Executing Partner
Certified Public Accountant
Jun Yamada (seal)
Designated Partner and Executing Partner
Certified Public Accountant

We have audited the financial statements (i.e. the balance sheet, income statement, business report (only for the part relating to accounting), statement of appropriations and schedules (only for the part relating to accounting)) of Gifu Hino Motor Co., Ltd. for its 52nd fiscal year, starting April 1, 2004 and ending March 31, 2005, in accordance with the provisions of Article 2, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies). The parts relating to accounting in the business report and schedule that we have audited are the statements in the business report and schedule based on accounting records of the Company. These financial statements and schedules are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the methods by which they were applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audits included audit procedures conducted on the company's subsidiaries that we deemed necessary.

Our opinion based on our audits is as follows:

(1) We acknowledge that the balance sheet and the income statement present fairly the assets, profits and losses of the Company in accordance with laws, regulations and the Company's articles of incorporation.

(2) We acknowledge that the business report (only for the part relating to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Company's articles of incorporation.

(3) We acknowledge that the statement of appropriation is in conformity with laws, regulations and the Company's articles of incorporation.

(4) We did not discover anything that should be specified with respect to the schedules (only for the part relating to accounting) as provided for in the Commercial Code.

There is no conflict of interest between the company and us or one or both of the Executing Partners that must be reported pursuant to the provisions of the Certified Public Accountants Law.

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (Certified Copy)

AUDIT REPORT

The Board of Corporate Auditors of the Company received reports from each of the corporate auditors regarding the methods and results of the audit of the performance by the directors of their duties during the Company's 52nd fiscal year, which began on April 1, 2004 and ended on March 31, 2005. Based on our review of and discussions regarding such reports, we hereby report the following:

1. Summary of Auditing Methods Used by Corporate Auditors

In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Corporate Auditors, each of the corporate auditors made inquiries to the directors, etc., with regard to the operation, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Further, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.

As for transactions made by the directors which were in competition with the business of the Company, transactions between the directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the directors, etc., and examined the status of such transactions in detail.

2. Results of Audit

(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Chuo Aoyama Audit Corporation, are appropriate.

(2) We acknowledge that the business report presents fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.

(3) We did not find anything that should be specified with respect to the proposal on the profit appropriation in light of the conditions of the assets and liabilities and other circumstances of the Company.

(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.

(5) As for the performance by the directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation.

In addition, we did not discover any breach of duties by the directors in light of the transactions made by any of the directors which were in competition with the business of the Company, transactions between any of the directors and the Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

(6) As a result of our investigation into subsidiaries, we did not find anything that should be specified with respect to the performance of duties by directors.

May 20, 2005

Board of Corporate Auditors
Gifu Hino Motor Co., Ltd.

Full-time Corporate Auditor:	Mitsuhiro Matsuda	(Seal)
Corporate Auditor:	Yoshio Matsuoka	(Seal)
Corporate Auditor:	Fumio Kato	(Seal)

Note: Of the corporate auditors, Yoshio Matsuoka and Fumio Kato are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

Reference Documents for Solicitation to Exercise
Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:

Gifu Hino Motor Co., Ltd.
Shigeo Mizuno, Representative Director and President

2. Number of voting rights held by all the shareholders:

5,666

3. Referenced matters concerning agenda of the meeting:

Item 1.: Approval of the proposed disposal of profits for the 52nd fiscal year

The Company wishes to dispose of the profits for the current fiscal year as provided for in the document attached hereto(page 21), in order to reinforce and enhance our corporate structure and to prepare for our future business development, etc.

As for the dividend, the Company wishes to distribute 10 yen per share, comprised of ordinary dividend of 5 yen and special dividend of 5 yen, in light of the business results for the current fiscal year, and also in order to reciprocate the continuing warm assistance and patronage of its shareholders. With such dividend, the annual dividend for the current fiscal year shall total up to 15 yen per share, including the interim dividend.

Item 2.: Approval of the Stock Exchange Agreements executed among Seino
Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Netz Toyota Gifu Co., Ltd., Netz Toyota Centro Gifu Co., Ltd. and the Company

1. Reason for the need of stock exchange:

Having been part of the merchandizing business segment of the Seino Transportation Group, the Company agreed to conduct stock exchange with Seino

Transportation Co., Ltd. (hereinafter referred to as "Seino"), because the Company concluded that it would be the best way to become the wholly owned subsidiary of Seino by means of stock exchange, so that the Company may, while maintaining its corporate initiative in business, deepen the cooperative relationship with the companies being part of the transportation business, information-related-business and other three businesses of Seino Transportation Group, and thereby maximize its corporate value through the continuous growth and increase of profit by the whole Seino Transportation Group.

Further, Seino plans to transform to a pure holding company as of October 1, 2005, in order to improve the management efficiency of the whole group. Specifically, Seino, as it is, shall conduct Subsidiary-Incorporation-type Division by transferring its entire business excluding its administrative department to a company to be newly incorporated, shall become a pure holding company, and shall change its trade name to Seino Holdings Co., Ltd. We expect that, through said sequence of business restructuring, the position of the Company as the core company in the merchandizing business segment of the Seino Transportation Group shall be further clarified.

The shareholders of the Company are requested to agree to the purpose of said stock exchange, and to approve the execution of the Stock Exchange Agreement.

2. Contents of the Stock Exchange Agreement:

A copy of the Stock Exchange Agreement

(Translation)

Stock Exchange Agreement (Copy)

Seino Transportation Co., Ltd. ("Seino"), Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla"), Gifu Hino Motor Co., Ltd. ("Gifu Hino"), Netz Toyota Gifu Co., Ltd. ("Toyota Gifu") and Netz Toyota Centro Gifu Co., Ltd. ("Toyota Centro") hereby enter into this stock exchange agreement (this "Agreement") under the following terms and conditions.

Article 1 (Stock Exchange)
Seino, Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall hereby agree to make Seino the wholly parent company of the other parties hereto, and to make Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro wholly-owned subsidiaries of Seino, respectively, through stock exchange (*kabushiki kokan*; hereinafter the "Stock

Exchange").

Article 2 (Exchange Ratio)

1 Seino shall allocate and deliver 12,282,997 shares (a total of 9,048,616 shares of common stock to be issued upon the Stock Exchange and 3,234,381 shares of its own common stock held by it) to those shareholders (hereinafter including beneficial shareholders) listed in the final shareholders' registry (hereinafter including beneficial shareholders' registry) of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro as of the date immediately preceding the date of Stock Exchange, in the following proportion: 1.68 shares of Seino's common stock per share of common stock of Toyota Corolla; 1.11 shares of Seino's common stock per share of common stock of Gifu Hino held; 27.80 shares of Seino's common stock per share of common stock of Toyota Gifu held; and 5.12 shares of Seino's common stock per share of common stock of Toyota Centro.

Notwithstanding the foregoing, shares of Seino's common stock shall not be allocated to the following numbers of shares held by Seino:

2,338,437 shares of common stock of Toyota Corolla;
2,338,051 shares of common stock of Gifu Hino;
76,300 shares of common stock of Toyota Gifu; and
41,650 shares of common stock of Toyota Centro.

2 The terms prescribed in the preceding paragraph may be amended through discussions among the parties hereto if there is any change in the asset or management status of any of the parties hereto due to any cause not provided for herein.

Article 3 (Amount of Increase in Capital and Capital Reserve)

The amount of capital and capital reserve to be increased by Seino upon the Stock Exchange shall be as follows.

(1) Capital: nil

(2) Capital reserve: the amount of net assets of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro existing on the date of Stock Exchange multiplied by the respective ratios of the numbers of shares to be transferred to Seino upon the Stock Exchange to the total number of issued shares of each such party, less the book value of treasury stocks held by Seino to be delivered to shareholders of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro pursuant to Paragraph

1 of the preceding article.

Article 4 (General Meetings of Shareholders for Approval of Share Exchanges Agreement, etc.)

1 Each party hereto shall convene a general meeting of shareholders as follows where it shall seek approval of this Agreement and other matters required for the respective Stock Exchange (the "Shareholders Meeting"): Seino on June 24, 2005, Toyota Corolla on June 22, 2005, Gifu Hino on June 22, 2005, Toyota Gifu on June 22, 2005, and Toyota Centro on June 22, 2005. Notwithstanding the foregoing, each such date may be changed upon discussions among the parties, if required for the procedures of any of the Stock Exchange or otherwise.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall provide proper explanations at the Shareholders Meeting referred to in the preceding paragraph that Seino is to cause the newly-established company take over all operations (other than Seino's administration division) by way of Incorporation-type Division (*shinsetsu bunkatsu*) on the date of Stock Exchange.

Article 5 (Date of Stock Exchange)

The Stock Exchange shall take place on October 1, 2005; provided, however, that the date may be changed through discussions among the parties if required for the procedures of any of the Stock Exchange or otherwise.

Article 6 (Profit Dividends Prior to the Date of Stock Exchange)

Each party hereto shall make a profit dividend to the shareholders or registered pledgees listed on the final shareholders' registry as of March 31, 2005, to the maximum extent set forth below:

(1) Seino: 11 yen per share, or 2,146,625,646 yen in the aggregate
(2) Toyota Corolla: 6 yen per share, or 34,874,472 yen in the aggregate
(3) Gifu Hino: 10 yen per share, or 58,016,710 yen in the aggregate
(4) Toyota Gifu: 75 yen per share, or 11,250,000 yen in the aggregate
(5) Toyota Centro: 25 yen per share, or 3,250,000 yen in the aggregate

Article 7 (Term of Office of Officers who Assumed Office Prior to the Stock Exchange)

The term of office of any director or statutory auditor of Seino who assumed office prior to the date of Stock Exchange shall expire on the date on which it would otherwise expire unless the Stock Exchange take place.

Article 8 (Duty of Care of a Good Manager for Company Assets)

Each party hereto shall perform its business and manage and operate its assets with the care of a good manager after execution hereof until the date immediately preceding the date of Stock Exchange, and any act which may materially affect any of its assets, rights or obligations other than as provided for herein shall be subject to prior discussions and agreement among the parties hereto.

Article 9 (Other Reorganization, Asset Transfer, Etc.)

1 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to implement the Incorporation-type Division after execution hereof until the date of Stock Exchange (inclusive), where Seino shall be spun off and all its operations other than the administration division shall be taken over which date of Incorporation-type Division is October 1, 2005.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to issue stock acquisition rights (hereinafter "SARs") as generally described below after execution hereof until the date of Stock Exchange (inclusive), which shall be allocated to The Sumitomo Trust & Banking Co., Ltd. (*Shintaku-guchi* or trust account) by way of third-party allocation and substantially under especially favorable terms:

(1) Type and number of shares subject to the SARs:
397,262,334 shares of common stock (1 share per 1 unit of SAR)

(2) Total number of SARs: 397,262,334

(3) Issue price of SARs: free

(4) Exercise price of SARs:
The exercise price shall be initially the market value of shares of common stock of Seino multiplied by 3, and shall be 1 yen after there is any party holding more than 20% of shares issued by Seino.

Article 10 (Changes in Terms of Stock Exchange, and Termination of this Agreement)

In the event of any material change in the asset or management status of any party hereto due to a natural disaster or other causes from the execution date hereof to the date immediately preceding the date of Stock Exchange, subject to discussions among all parties hereto, (i) (if such event occurred to Seino) each party hereto, or (ii) (if such event occurred to a party hereto other than Seino) such party and Seino, may amend any term of the Exchange(s) or terminate this Agreement as between the parties concerned.

Article 11 (Validity of this Agreement)

If an approval of the Shareholders Meeting of any party hereto as provided for in Article 4 or an approval of any competent authority prescribed by law is not obtained, this

Agreement shall become void as between Seino and each of the other parties hereto if such event occurred to Seino, or, if such event occurred to a party hereto other than Seino, this Agreement shall become void as between Seino and such party. For avoidance of doubt, even if an approval of the Shareholders Meeting or any competent authority prescribed by law is not obtained for any one or more of the Exchange(s) between Seino and any of the other parties hereto as provided for in this article, this Agreement shall continue in force and effect as among the remaining parties hereto.

Article 12 (Matters Not Provided for in this Agreement)
Matters not provided for herein and/or any matters required for any of the Stock Exchange shall be determined through discussions among the parties hereto in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Agreement has been executed in five (5) originals, one each of which shall be retained by each party after the printing of its name and the impression of its seal.

May 17, 2005

Seino:	Seino Transportation Co., Ltd. 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture Yoshitaka Taguchi President and Representative Director
Toyota Corolla:	Toyota Corolla Gifu Co., Ltd. 1-3, Rokujo-Omizo 4-chome, Gifu-shi, Gifu Prefecture Tadashi Ohno President and Representative Director
Gifu Hino:	Gifu Hino Motor Co., Ltd. 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture Shigeo Mizuno President and Representative Director
Toyota Gifu:	Netz Toyota Gifu Co., Ltd. 81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture

Isao Aimiya
President and Representative Director

Toyota Centro: Netz Toyota Centro Gifu Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Kunihiro Tahara
President and Representative Director

3. Explanation of the Stock Exchange Ratio Pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan

The Rational for Determining of the Stock Exchange Ratios

Seino Transportation Co., Ltd. (hereinafter referred to as "Seino"), Toyota Corolla Gifu Co., Ltd. (hereinafter referred to as "Toyota Corolla Gifu"), Netz Toyota Gifu Co., Ltd. (hereinafter referred to as "Netz Toyota Gifu"), Netz Toyota Centro Gifu Co., Ltd. (hereinafter referred to as "Netz Toyota Centro Gifu") and the Company have determined the stock exchange ratios as follows, with respect to the stock exchange (hereinafter referred to as the "Stock Exchange"), which shall take place on October 1, 2005, whereupon Seino shall become the wholly parent company, while all of Gifu Hino, Netz Toyota Gifu, Netz Toyota Centro Gifu and the Company shall become the wholly owned subsidiaries of Seino.

(1) The Company and Toyota Corolla Gifu retained PwC Advisory Co., Ltd. (hereinafter referred to as "PWCA"), and Seino retained Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura"), respectively, for the purpose of calculation of the stock exchange ratios.

(2) PWCA, the financial advisor to the Company and Toyota Corolla Gifu, conducted the evaluation of corporate value as follows, and calculated the stock exchange ratios on the basis of the result thereof. As for the Company, Seino and Toyota Corolla Gifu, PWCA evaluated their corporate value mainly by the market value method, the DCF method and the current net worth method. Nomura, the financial advisor to Seino, conducted the evaluation of corporate value as follows, and calculated the stock exchange ratios on the basis of the result thereof. As for the Company and Seino, Nomura evaluated their corporate value mainly by the market value method and the DCF method. As for Toyota Corolla Gifu, Nomura evaluated its corporate value mainly by the market value method, the peer company comparison method and the DCF method. Further, as for Netz Toyota Gifu and Netz Toyota Centro Gifu,

Nomura evaluated their corporate value mainly by the peer company comparison method and the DCF method.

(3) The Company, Seino, Toyota Corolla Gifu, Netz Toyota Gifu, and Netz Toyota Centro Gifu commenced negotiation and discussion in order to determine the stock exchange ratios applicable to the Stock Exchange based on the proposed stock exchange ratios submitted by PWCA and Nomura, and reviewed the stock exchange ratios.

(4) As a result of the negotiation and discussion, the Company, Seino, Toyota Corolla Gifu, Netz Toyota Gifu and Netz Toyota Centro Gifu adopted a resolution, at their respective meetings of the Board of Directors held on November 24, 2004, for the execution of a memorandum concerning the stock exchange to the effect that the Stock Exchange should be conducted at the following stock exchange ratios, and executed the memorandum as of November 24, 2004.

Seino to the Company = 1 : 1.11
Seino to Toyota Corolla Gifu = 1 : 1.68
Seino to Netz Toyota Gifu = 1 : 27.80
Seino to Netz Toyota Centro Gifu = 1 : 5.12

Further, the Company, Seino, Toyota Corolla Gifu, Netz Toyota Gifu and Netz Toyota Centro Gifu each adopted a resolution, at their respective meetings of the Board of Directors held on May 17, 2005, for the execution of a stock exchange agreement to the effect that the Stock Exchange should take place, and executed said agreement, by judging that it was not necessary to change the above stock exchange ratios, for no material change had occurred in the conditions precedent to the determination of such stock exchange ratio since the execution of the above memorandum.

4. Contents of the Balance Sheets and the Profit and Loss Statements of the Companies Subject to Stock Exchange, Prescribed in Article 354, Paragraph 1, Items 3 through 6 of the Commercial Code

The contents of the balance sheet and the profit and loss statement of the Company, which are prepared within six months prior to the date of this ordinary general shareholders meeting, are as specified in pages 18 through 21 of the attachment.
The balance sheets and the profit and loss statements of Seino, Toyota Corolla Gifu, Netz Toyota Gifu and Netz Toyota Centro Gifu, which are prepared within six months prior to this ordinary general shareholders meeting, and the latest balance sheet and the latest profit and loss statement of Netz Toyota Gifu and Netz Toyota Centro Gifu are as follows,

respectively.

Balance Sheet for Seino Transportation Co., Ltd.
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Millions of yen		Millions of yen
(Assets)		(Liabilities)	
Current Assets	72,997	Current Liabilities	51,467
Cash on hand and in banks	23,936	Accounts payable-trade	16,937
Notes receivable	5,148	Short-term loans payable	4,009
Accounts receivable-trade	28,789	Convertible bonds redeemable within one year	9,017
Securities	8,213	Accounts payable-other	8,173
Supplies	353	Accrued expenses	7,375
Short-term loans receivable	963	Accrued corporate tax	3,030
Accrued revenue	1,612	Accrued consumption tax	755
Deferred tax assets	3,560	Other current liabilities	2,169
Other current assets	1,272	Fixed Liabilities	39,700
Reserve for doubtful accounts	-850	Long-term loans payable	7,000
Fixed Assets	248,961	Reserve for retirement benefits	32,272
Tangible fixed assets	165,061	Reserve for loss from liabilities for guarantee	427
Buildings	56,834	Total Liabilities	91,167
Structures	3,208	(Shareholders' Equity)	
Machinery and equipment	2,283	Capital stock	42,481
Vehicles	14,294	Capital surplus	87,646
Tools, furniture and fixture	863	Legal capital reserve	87,632
Land	87,459	Other capital surplus	14
Construction in progress	118	Profit on disposition of treasury stock	14
Intangible fixed assets	2,125	Retained earnings	99,410
Leasehold rights	414	Legal reserve	4,262
Software	1,408	Voluntary reserve	88,310
Other intangible fixed assets	302	Reserve for retirement benefit	585
Investments and other assets	81,774	Reserve for advanced depreciation of land	6,367
Investment securities	30,206	Reserve for advanced depreciation of depreciation assets	2,010
Investments in subsidiaries and subsidiary partnership	39,258	General reserve	79,348
Long-term loans receivable	7,511	Unappropriated retained earnings	6,837
Deferred tax assets	6,939	Variance from valuation of shares	4,408
Other investments	668	Variance from valuation of securities	4,408
Reserve for doubtful accounts	-2,811	Treasury stock	-3,154
		Total Shareholders' Equity	230,791
Total Assets	321,959	Total Liabilities and Shareholders' Equity	321,959

Income Statement for Seino Transportation Co., Ltd.
(From April 1, 2004 to March 31, 2005)

Account title		Amount	
		Millions of yen	Millions of yen
Ordinary Income and Expenses	Operating income and expenses		
	Operating income		
	Sales	265,501	265,501
	Operating expenses		
	Cost of sales	255,306	
	Selling, general and administrative expenses	3,768	259,074
	Operating income		6,426
	Non-operating income and expenses		
	Non-operating income		
	Interest received	1,059	
	Dividends received	364	
	Other income	1,150	2,574
	Non-operating expenses		
	Interest paid	245	
	Other expenses	11	257
	Ordinary income		8,744
Extraordinary Items	Extraordinary income		
	Profit on disposition of fixed assets	443	
	Other extraordinary income	233	677
	Extraordinary loss		
	Loss on disposition of fixed assets	284	
	Loss on investment in affiliates	603	
	Other extraordinary loss	215	1,103
	Current net income before tax		8,317
	Income, resident and enterprise tax		4,452
	Adjustment for tax		-695
	Current net income		4,561
	Retained earnings brought forward		2,275
	Current unappropriated retained earnings		6,837

(Notes to Balance Sheet and Income Statement for Seino Transportation Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Hold-to-maturity debenture: amortized cost method (straight line method)

Shares of subsidiaries and affiliates: stated at cost based on the moving average method

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Supplies: stated at cost based on the moving average method

3. Depreciation method for fixed assets

Buildings, vehicles	straight line method
Other tangible fixed assets	declining balance method
Intangible fixed assets	straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

Reserve for retirement benefits: To prepare for payments of retirement benefits for employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year. Past service obligations are disposed as expenses for a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years). The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

Reserve for loss from liabilities for guarantee: To prepare for possible losses resulting from fulfillment of liabilities for guarantee against subsidiaries, a reserve is provided based on the projected losses. Said reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations.

5. Methods of hedge accounting

The Company uses deferral hedge accounting. As for interest swaps, if the requirements for special tax treatment is satisfied, such treatment is adopted.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

Pro Forma Standard taxation:

Upon promulgation of "Law to Partially Amend Local Tax Law, etc" (Law No. 9 of 2003) on March 31, 2003 and introduction of a pro forma standard taxation system as from the business year beginning on and after April 1, 2004, the Company started to record the value-added portion and capital portion of corporate enterprise tax as general administrative and selling expenses, in accordance with "Practical Treatment of Provision in Income Statement of Pro Forma Standard Taxation of Corporate Enterprise Tax" (Corporate Accounting Council, Practical Report No. 12, February 13, 2004)". As a result, selling, general and administrative expenses increased by 548 million yen while operating income, ordinary income and net income before tax decreased by 548 million yen.

Stock exchange:

The Company, Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that Toyota Corolla Gifu Co., Ltd. and the other three companies become wholly-owned subsidiaries of the Company by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Short-term monetary claims to subsidiaries: 1,147 million yen
   Long-term monetary claims to subsidiaries: 2,659 million yen
   Short-term monetary liabilities to subsidiaries: 7,914 million yen
2. Accumulated depreciation of tangible fixed assets: 116,214 million yen
3. Accumulated amount of advanced depreciation by reduction of book value of assets based on subsidies: 625 million yen
4. Notes endorsed: 4,164 million yen
   Liabilities for guarantee: 1,071 million yen
   (after deducting the reserve for loss from liabilities for guarantee)
   Submission of a letter of awareness concerning management advisory services:
   111 million yen (including denominated in 3,209 thousand Malaysia Rinngit)
5. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 36,160 million yen
   Unrecognized past service obligations: 2,546 million yen
   Unrecognized difference arising from actuarial computations: 1,342 million yen
6. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 4,408 million yen

Notes to Income Statement

1. Transactions with subsidiaries:
   Operating income 18,888 million yen
   Operating expenses 61,486 million yen
   Turnover from non-operating transactions 1,276 million yen
2. Current net earnings per share 23.07 yen

Balance Sheet for Toyota Corolla Gifu Co., Ltd.
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	20,669,173	Current Liabilities	7,479,265
Cash on hand and in banks	4,991,691	Notes payable-trade	969,879
Notes receivable	410,146	Accounts payable-trade	2,720,006
Accounts receivable in installment sales	10,893,557	Accounts payable-other	307,332
Accounts receivable-trade	1,593,486	Accrued corporate tax	368,758
Securities	200,000	Accrued consumption tax	539,784
Goods	1,729,162	Accrued expenses	309,271
Work in process	50,423	Advance received	368,594
Supplies	2,462	Deposit received	452,137
Prepaid expenses	73,362	Reserve for bonus	400,000
Accrued revenue	315,588	Reserve for unrealized profit in installment sales	1,036,820
Deferred tax assets	241,569	Other current liabilities	6,678
Other current assets	75,855	Fixed Liabilities	1,458,804
Reserve for doubtful accounts	-3,000	Reserve for retirement benefits to employees	1,189,214
Fixed Assets	16,899,633	Reserve for retirement benefits for officers	162,700
Tangible fixed assets	12,693,507	Deposits received for guarantee	106,890
Buildings	3,896,107		
Structures	596,742		
Machinery and equipment	201,548		
Leased vehicles	248,619		
Vehicles	506,289	Total Liabilities	8,938,070
Tools, furniture and fixture	66,188	(Shareholders' Equity)	
Land	7,164,511	Capital stock	5,317,152
Construction in progress	13,500	Capital surplus	6,049,017
Intangible fixed assets	210,884	Legal capital reserve	6,049,017
Leasehold rights	169,329	Retained earnings	16,810,569
Telephone subscription rights	27,076	Legal reserve	359,825
Software	6,844	Voluntary reserve	15,765,574
Rights of using telecommunications facilities	3,995	Reserve for advanced depreciation of fixed assets	135,574
Other intangible fixed assets	3,637	General reserve	15,630,000
Investments and other assets	3,995,241	Unappropriated retained earnings	685,169
Investment securities	2,317,767	Variance from valuation of shares	490,723
Investments in subsidiaries	905,525	Treasury stock	-36,724
Long-term prepaid expenses	66,216		
Guaranty money deposited	477,275		

Deferred tax assets	193,223		
Other investments	47,719		
Reserve for doubtful accounts	-12,486	Total Shareholders' Equity	28,630,736
Total Assets	37,568,806	Total liabilities and Shareholders' equity	37,568,806

<u>Income Statement for Toyota Corolla Gifu Co., Ltd.</u>
(From April 1, 2004 to March 31, 2005)

Account title			Amount	
			Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses	Operating income		
		Sales	35,777,552	
		Commission income	2,236,364	38,013,917
		Operating expenses		
		Cost of sales	29,643,636	
		Selling, general and administrative expenses	7,720,508	37,364,145
		Reversal of reserve for unrealized profit in installment sales		1,009,750
		Provision for unrealized profit in installment sales		1,036,820
		Operating income		622,701
	Non-operating income and expenses	Non-operating income		
		Interest and dividends received	561,136	
		Other non-operating income	88,638	649,774
		Non-operating expenses		
		Interest paid	1,162	
		Other non-operating expenses	49,853	51,015
		Ordinary income		1,221,460
Extraordinary Items		Extraordinary income		
		Profit on disposition of investment securities	4,005	4,005
		Extraordinary loss		
		Loss on disposition of fixed assets	70,316	
		Loss on revaluation of golf club membership	4,750	
		Other extraordinary loss	7,740	82,806
		Current net income before tax		1,142,659
		Income, resident and enterprise tax		582,800
		Adjustment for tax		-103,266
		Current net income		663,125
		Retained earnings brought forward		56,944
		Interim dividends		34,900
		Current unappropriated retained earnings		685,169

(Notes to Balance Sheet and Income Statement for Toyota Corolla Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities
(1) Hold-to-maturity debenture: amortized cost method
(2) Shares of subsidiaries and affiliates:
stated at cost based on the moving average method
(3) Other securities:
a) Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)
b) Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories
(1) Goods, work in process specific-order cost method
(2) Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets
(1) Tangible fixed assets: declining balance method
For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted
Small-sum depreciable assets are depreciated in equal installments over three years.
(2) Intangible fixed assets: straight line method
The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves
(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.
The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years), and past service obligations are disposed as expenses for a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

7. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 7,348,973 thousand yen
2. In addition to the fixed assets recorded on the balance sheet, there are 78 leased vehicles and computers, etc.
3. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 490,723 thousand yen
4. Claims and liabilities to subsidiaries
   Short-term monetary claims to subsidiaries: 14,912 thousand yen
   Short-term monetary liabilities to subsidiaries: 10,430 thousand yen
5. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 1,492,330 thousand yen
   Unrecognized difference arising from actuarial computations:
   117,723 thousand yen
   Unrecognized past service obligations: 185,392 thousand yen

Notes to Income Statement

1. Transactions with subsidiaries:
   Operating income 34,366 thousand yen
   Operating expenses 43,976 thousand yen
   Turnover from non-operating transactions 90,529 thousand yen
2. Current net earnings per share 110.74 yen

Balance Sheet for Nets Toyota Gifu Co., Ltd.
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	7,437,761	Current Liabilities	4,354,026
Cash on hand and in banks	500,612	Notes payable-trade	373,206
Notes receivable	69,949	Accounts payable-trade	1,874,451
Accounts receivable in installment sales	4,572,768	Short-term loans payable	500,000
Accounts receivable-trade	1,140,711	Accounts payable-other	275,741
New cars	477,497	Accrued corporate tax	160,197
Used cars	239,791	Accrued consumption tax	210,610
Parts	35,312	Accrued enterprise tax	2,423
Other goods	2,380	Accrued expenses	21,033
Supplies	4,039	Deposit received	177,244
Prepaid expenses	25,655	Advance received	54,943
Accrued revenue	262,217	Reserve for bonus	165,400
Deferred tax assets	104,757	Reserve for unrealized profit in installment sales	535,093
Other current assets	3,360	Other current liabilities	3,679
Reserve for doubtful accounts	-1,292	Fixed Liabilities	465,576
Fixed Assets	4,302,206	Reserve for retirement benefits to employees	465,576
Tangible fixed assets	3,557,655	Total Liabilities	4,819,602
Buildings	888,415	(Shareholders' Equity)	
Structures	139,242	Capital stock	290,250
Machinery and equipment	72,845	Capital surplus	230,250
Leased vehicles	670	Legal capital reserve	230,250
Vehicles	141,448	Retained earnings	6,160,296
Tools, furniture and fixture	20,864	Legal reserve	72,562
Land	2,290,168	Voluntary reserve	5,590,000
Construction in progress	4,000	General reserve	5,590,000
Intangible fixed assets	79,227	Unappropriated retained earnings	497,733
Leasehold rights	70,156	Variance from valuation of shares	239,568
Telephone subscription rights	8,041	Variance from valuation of securities	239,568
Other intangible fixed assets	1,030		
Investments and other assets	665,322		
Investment securities	444,633		
Investments in subsidiary partnership	750		
Deferred tax assets	38,707		
Other investments	184,982		
Reserve for doubtful accounts	-3,750	Total Shareholders' Equity	6,920,364

Total Assets	11,739,967	Total Liabilities and Shareholders' Equity	11,739,967

<u>Income Statement for Nets Toyota Gifu Co., Ltd.</u>
(From April 1, 2004 to March 31, 2005)

Account title		Amount	
		Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses		
	Operating income		
	Sales	18,382,780	
	Commission income	976,653	19,359,434
	Operating expenses		
	Cost of sales	15,407,589	
	Selling, general and administrative expenses	3,399,760	18,807,350
	Reversal of reserve for unrealized profit in installment sales		500,128
	Provision for unrealized profit in installment sales		535,093
	Operating income		517,120
	Non-operating income and expenses		
	Non-operating income		
	Interest and dividends received	263,971	
	Other income	36,554	300,526
	Non-operating expenses		
	Interest paid	3,940	
	Other expenses	8,738	12,678
	Ordinary income		804,967
Extraordinary Items	Extraordinary loss		
	Other extraordinary loss	11,550	11,550
	Current net income before tax		793,417
	Income, resident and enterprise tax		350,500
	Adjustment for tax		-39,497
	Current net income		482,415
	Retained earnings brought forward		15,318
	Current unappropriated retained earnings		497,733

(Notes to Balance Sheet and Income Statement for Nets Toyota Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Goods, work in process specific-order cost method

Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based

on the projected retirement benefit obligations as of the end of the current fiscal year.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 2,158,420 thousand yen
2. Assets provided as security and corresponding obligations
   Buildings, land: 273,808 thousand yen
   Short-term loans payable: 122,000 thousand yen
3. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 239,568 thousand yen
4. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 570,583 thousand yen
   Unrecognized difference arising from actuarial computations: 105,006 thousand yen

Notes to Income Statement

Current net earnings per share 3,216.10 yen

Balance Sheet for Nets Toyota Gifu Co., Ltd.
(As of March 31, 2004)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	7,099,639	Current Liabilities	4,563,518
Cash on hand and in banks	329,063	Notes payable-trade	392,262
Notes receivable	58,071	Accounts payable-trade	1,732,901
Accounts receivable in installment sales	4,548,348	Short-term loans payable	400,000
Accounts receivable-trade	1,092,042	Accounts payable-other	289,998
New cars	446,760	Accrued corporate tax	213,715
Used cars	204,624	Accrued consumption tax	191,558
Parts	31,776	Accrued enterprise tax	2,450
Other goods	2,081	Accrued expenses	21,299
Supplies	4,837	Deposit received	141,234
Prepaid expenses	16,563	Advance received	40,510
Short-term loans receivable	760	Reserve for bonus	179,894
Accrued revenue	255,174	Reserve for unrealized profit in installment sales	957,694
Deferred tax assets	108,804	Fixed Liabilities	420,665
Other current assets	3,112	Reserve for retirement benefits to employees	420,527
Reserve for doubtful accounts	-2,381	Deferred tax liabilities	137
Fixed Assets	4,335,474	Total Liabilities	4,984,184
Tangible fixed assets	3,590,534	(Shareholders' Equity)	
Buildings	939,613	Capital stock	290,250
Structures	124,404	Capital surplus	230,250
Machinery and equipment	75,352	Legal capital reserve	230,250
Leased vehicles	1,980	Retained earnings	5,697,980
Vehicles	136,402	Legal reserve	72,562
Tools, furniture and fixture	22,612	Voluntary reserve	5,060,000
Land	2,290,168	General reserve	5,060,000
Intangible fixed assets	74,985	Unappropriated retained earnings	565,418
Leasehold rights	65,700	Variance from valuation of shares	232,448
Telephone subscription rights	8,041	Variance from valuation of securities	232,448
Other intangible fixed assets	1,243		
Investments and other assets	669,954		
Investment securities	432,813		
Investments in subsidiary partnership	750		
Other investments	236,390	Total Shareholders' Equity	6,450,929
Total Assets	11,435,114	Total Liabilities and Shareholders' Equity	11,435,114

Income Statement for Nets Toyota Gifu Co., Ltd.
(From April 1 2003 to March 31, 2004)

Account title		Amount	
		Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses		
	Operating income		
	Sales	19,480,199	
	Commission income	1,325,655	20,805,854
	Operating expenses		
	Cost of sales	16,295,572	
	Selling, general and administrative expenses	3,483,636	19,779,208
	Reversal of reserve for unrealized profit in installment sales		838,846
	Provision for unrealized profit in installment sales		957,694
	Operating income		907,797
	Non-operating income and expenses		
	Non-operating income		
	Interest and dividends received	6,443	
	Other income	67,895	74,339
	Non-operating expenses		
	Interest paid	1,990	
	Other expenses	13,471	15,462
	Ordinary income		966,674
Extraordinary Items	Extraordinary loss		
	Other extraordinary loss	8,500	8,500
	Current net income before tax		958,174
	Income, resident and enterprise tax		407,850
	Adjustment for tax		-1,220
	Current net income		551,544
	Retained earnings brought forward		13,874
	Current unappropriated retained earnings		565,418

(Notes to Balance Sheet and Income Statement for Nets Toyota Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Purchased goods, work in process specific-order cost method

Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998,straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current

fiscal year.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 2,049,059 thousand yen
2. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 232,448 thousand yen
3. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 666,154 thousand yen
   Unrecognized difference arising from actuarial computations: 245,626 thousand yen

Notes to Income Statement

Current net earnings per share 3,676.96 yen

Balance Sheet for Nets Toyota Centro Gifu Co., Ltd.
(As of March 31, 2005)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	4,778,194	Current Liabilities	4,394,179
Cash on hand and in banks	485,034	Notes payable-trade	302,100
Notes receivable	174,025	Accounts payable-trade	1,362,587
Accounts receivable in installment sales	3,011,596	Short-term loans payable	1,730,000
Accounts receivable-trade	479,707	Accounts payable-other	227,686
New cars	265,035	Accrued corporate tax	32,200
Used cars	75,075	Accrued consumption tax	17,276
Parts	53,327	Advance received	75,459
Supplies	6,946	Deposit received	61,890
Other purchased goods	2,364	Reserve for bonus	105,000
Prepaid expenses	27,048	Reserve for unrealized profit in installment sales	343,035
Accrued revenue	151,790	Other current liabilities	136,942
Deferred tax assets	51,098	Fixed Liabilities	96,612
Other current assets	311	Reserve for retirement benefits to employees	70,412
Reserve for doubtful accounts	-5,169	Reserve for retirement benefits to officers	26,200
Fixed Assets	2,825,819	Total Liabilities	4,490,791
Tangible fixed assets	2,501,125	(Shareholders' Equity)	
Buildings	952,557	Capital stock	463,750
Structures	105,853	Capital surplus	426,250
Machinery and equipment	48,200	Legal capital reserve	426,250
Vehicles	65,839	Retained earnings	2,223,222
Tools, furniture and fixture	15,230	Legal reserve	22,375
Land	1,313,443	Voluntary reserve	2,014,000
Intangible fixed assets	123,362	General reserve	2,014,000
Utility rights	123,312	Unappropriated retained earnings	186,847
Software	50		
Investments and other assets	201,331		
Investment securities	3,800		
Deferred tax assets	36,773		
Other investments	160,758	Total Shareholders' Equity	3,113,222
Total Assets	7,604,013	Total Liabilities and Shareholders' Equity	7,604,013

Income Statement for Nets Toyota Centro Gifu Co., Ltd.
(From April 1, 2004 to March 31, 2005)

Account title			Amount	
			Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income and expenses	Operating income		
		Sales	9,632,318	
		Commission income	519,751	10,152,070
		Operating expenses		
		Cost of sales	8,069,782	
		Selling, general and administrative expenses	2,057,622	10,127,404
		Reversal of reserve for unrealized profit in installment sales		322,843
		Provision for unrealized profit in installment sales		343,035
		Operating income		4,473
	Non-operating income and expenses	Non-operating income		
		Interest and dividends received	484	
		Interest in installment	183,469	
		Other non-operating income	32,653	216,608
		Non-operating expenses		
		Interest paid	9,299	
		Other non-operating expenses	18,786	28,085
		Ordinary income		192,996
Extraordinary Items		Extraordinary income		
		Profit on disposition of fixed assets	99,377	99,377
		Extraordinary loss		
		Loss on retirement of fixed assets	11,761	11,761
		Current net income before tax		280,611
		Income, resident and enterprise tax		104,933
		Adjustment for tax		-2,594
		Current net income		178,273
		Retained earnings brought forward		8,573
		Current unappropriated retained earnings		186,847

(Notes to Balance Sheet and Income Statement for Nets Toyota Centro Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Goods, work in process specific-order cost method

Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted.

Small-sum depreciable assets are depreciated in equal installments over three years.

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years).

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the required payment amount for retirement for personal reason as of the end of the current fiscal year.

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd. and Netz Toyota Gifu Co., Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

Accumulated depreciation of tangible fixed assets: 1,289,256 thousand yen

Notes to Income Statement

Current net earnings per share 1,371.34 yen

Balance Sheet for Nets Toyota Centro Gifu Co., Ltd.
(As of March 31, 2004)

Account title	Amount	Account title	Amount
	Thousands of yen		Thousands of yen
(Assets)		(Liabilities)	
Current Assets	4,778,927	Current Liabilities	4,416,533
Cash on hand and in banks	363,901	Notes payable-trade	189,730
Notes receivable	266,130	Accounts payable-trade	1,134,107
Accounts receivable in installment sales	2,893,302	Short-term loans payable	2,220,000
Accounts receivable-trade	558,011	Accounts payable-other	142,146
New cars	277,362	Accrued corporate tax	79,091
Used cars	110,996	Accrued consumption tax	5,121
Parts	44,149	Advance received	14,505
Supplies	4,558	Deposit received	66,329
Other goods	1,994	Reserve for bonus	105,000
Prepaid expenses	25,534	Reserve for unrealized profit in installment sales	322,843
Accrued revenue	177,397	Other current liabilities	137,658
Deferred tax assets	58,954	Fixed Liabilities	70,751
Other current assets	598	Reserve for retirement benefits to employees	51,151
Reserve for doubtful accounts	-3,962	Reserve for retirement benefits to officers	19,600
Fixed Assets	2,659,366	Total Liabilities	4,487,285
Tangible fixed assets	2,373,280	(Shareholders' Equity)	
Buildings	829,739	Capital stock	463,750
Structures	92,526	Capital surplus	426,250
Machinery and equipment	40,006	Legal capital reserve	426,250
Vehicles	75,569	Retained earnings	2,061,008
Tools, furniture and fixture	18,273	Legal reserve	22,375
Land	1,317,165	Voluntary reserve	1,859,000
Intangible fixed assets	89,549	General reserve	1,859,000
Utility rights	89,412	Unappropriated retained earnings	179,633
Software	136		
Investments and other assets	196,536		
Investment securities	3,800		
Deferred tax assets	26,322		
Other investments	168,646		
Reserve for doubtful accounts	-2,232	Total Shareholders' Equity	2,951,008
Total Assets	7,438,293	Total Liabilities and Shareholders' Equity	7,438,293

Income Statement for Nets Toyota Centro Gifu Co., Ltd.
(From April 1, 2003 to March 31, 2004)

Account title		Amount	
		Thousands of yen	Thousands of yen
Ordinary Income and Expenses	Operating income		
	Sales	11,039,116	
	Commission income	473,811	11,512,928
	Operating expenses		
	Cost of sales	9,226,210	
	Selling, general and administrative expenses	2,091,907	11,318,118
	Reversal of reserve for unrealized profit in installment sales		335,244
	Provision for unrealized profit in installment sales		322,843
	Operating income		207,211
	Non-operating income		
	Interest and dividends received	516	
	Interest in installment	108,944	
	Other non-operating income	26,019	135,481
	Non-operating expenses		
	Interest paid	8,552	
	Other non-operating expenses	10,494	19,046
	Ordinary income		323,645
Extraordinary Items	Extraordinary income	11,058	11,058
	Profit on disposition of fixed assets		
	Extraordinary loss		
	Loss on retirement of fixed assets	1,284	
		22,800	24,084
	Current net income before tax		310,619
	Income, resident and enterprise tax		167,702
	Adjustment for tax		-28,762
	Current net income		171,678
	Retained earnings brought forward		7,954
	Current unappropriated retained earnings		179,633

(Notes to Balance Sheet and Income Statement for Nets Toyota Centro Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Goods, work in process specific-order cost method

Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted.

Small-sum depreciable assets are depreciated in equal installments over three years.

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years).

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the required payment amount for retirement for personal reason as of the end of the current fiscal year.

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Notes to Balance Sheet

Accumulated depreciation of tangible fixed assets: 1,310,705 thousand yen

Notes to Income Statement

Current net earnings per share 1,320.61 yen

Item 3.: Election of twelve (12) directors

In light of the expiration of terms of office of all 12 incumbent directors at the close of the general meeting of shareholders, it is proposed to elect the following twelve (12) candidates to directors.

Of the candidates, Mr. Yoshitaka Taguchi is a candidate for an outside auditor as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Name (Date of Birth)	Abridged Biographies (Representation of Other Companies)		No. of shares owned	Special Interest in the Company
Yoshikazu Taguchi (March 1, 1938)	June '65	Director	395,115	See Note 1 below.
	Mar. '72	Senior Managing Director		
	May '81	Vice President/Director		
	May '83	Chairman/Representative Director		
	July '88	President/Representative Director, Seino Transportation Co., Ltd.		
	June '89	Chairman/Director		
	Apr.	Director/Advisor		
	June '03	Chairman/Representative Director of Seino Transportation Co., Ltd. (currently holding the position)		
	June '04	Chairman/Director (currently holding the position)		
	(Representation of other companies) Seino Transportation Co., Ltd., Hokkaido Seino Transportation Co., Ltd., Kanto Seino Transportation Co., Ltd., Tokyo Seino Transportation Co., Ltd., Seino Customs Clearance Service Co., Ltd., Seino Tsu-un Transportation Co., Ltd., Shikoku Seino Transportation Co., Ltd., Okinawa Seino Transportation Co., Ltd., Seino Hikkoshi K.K., Seino Enterprise, Ltd., Seino Engineering Co., Ltd., Seino Information Service Co., Ltd., Seino Trading Co., Ltd., Toyota Auto Gifu K.K., and Seino Do Brazil Armazens Gerais Ltda.			
Shigeo Mizuno (March 15, 1942)	Jan. '96	Senior Managing Director, Toyota Vista Gifu K.K.	2,000	None
	June '99	Vice President/Director		
	Apr. '01	President/Representative Director of K.K. Seino Shoji		
	June '02	President/Representative Director		
Yoshio Wakazono (November 21, 1957)	Oct. '92	Joined the Company	5,000	See Note 2 below.
	June '99	General Manager, Maintenance Dept./Head of General Center		
	Apr. '00	General Manager, Sales Headquarters/General Manager, Maintenance Dept./Head of General Center/General Manager, Seino Group		

	Business Office June '00 Director/General Manager, Sales Headquarters, Seino District/ Manger of Maintenance Dept./the Head of General Center/Charge in Seino Group Section Oct. '00 Managing Director Apr. '01 Senior Managing Director (currently holding the position) (Representation of other companies) Asahi Enterprise K.K.		
Katsuyuki Makimura (Apr. 24, 1945)	Apr.'85 Joined the Company Mar. '99 General Manager of Maintenance Dept./Head of General Center June '99 Director/General Manager of Sales June '00 Director/ General Manager, Sales Headquarters, Gifu district Oct. '00 Managing Director／Vice General Manager, Sales Headquarters Apr. '03 Managing Director overseeing After-Market Dept., East/Central/ Hidaka Regions and General Center June '04 Managing Director/General Manager/General Manager, Sales Headquarters Oct. '04 Managing Director/Vice General Manager, Sales Headquarters/General Manager, Components and Maintenance Dept. (currently holding the position)	3,210	None
Yasushige Horiguchi (July 12, 1946)	Apr. '66 Joined the Company Mar. '99 General Manager, Special Sales Sept. '99 General Manager of Business Promotion Dept./General Manager of Operations & Project Dept, Used Cars Dept. Apr. '00 General Manager, Sales Headquarters/General Manager, Sales Promotion Dept./General Manager, Used Cars Dept. June '00 Director/General Manager, Sales Headquarters/General Manager, Sales Promotion Dept./General Manager, Used Cars Dept. Apr. '01 Managing Director covering Management Administration Dept. Apr. '03 Managing Director covering Business Promotion Dept. Gifu and Seino District June '04 General Manager covering Audit Section and Affiliates Section Apr. '05 General Manager covering business audit (currently holding the position)	3,000	None
Toshio Sumi (Sept. 4, 1944)	Dec. '60 Joined the Company Apr. '95 General Manager, Finance Dept.	1,000	None

	Apr. '00 General Manager, Management Administration Dept. June '00 Director/General Manager, Management Administration Dept. Apr. '03 Managing Director, General Affairs, Finance and Administration Dept. June '04 Managing Director, Administration Headquarters (currently holding the position)		
Nobuo Wakazono (June 2, 1934)	June '60 Joined the Company Mar. '72 Managing Director May '81 Senior Managing Director May '84 President & Representative Director Apr. '00 Chairman & Representative Director June '02 Chairman & Representative Director, Asahi Enterprise Co., Ltd. June '03 Director/Advisor (currently holding the position) June '03 Director/Advisor to Asahi Enterprise Co., Ltd. (currently holding the position)	44,577	None
Yoshitaka Taguchi (April 20, 1961)	Mar. '85 Joined Seino Transportation July '89 Director July '91 Managing Director June '96 Senior Managing Director Oct. '98 Vice President & Representative Director June '99 Director (currently holding the position) June '03 President & Representative Director, Seino Transportation (currently holding the position) (Representation in other companies) Seino Transportation, Seino Logics	51,656	See Note 3 below.
Takao Taguchi (February 2, 1962)	Jan. '92 Joined the Company June '93 Director/Vice General Manager, Sales Headquarters Apr. '94 Managing Director/General Manager, Sales Headquarters Apr. '97 Managing Director/General Manager Apr. '98 Senior Managing Director June '99 Director (currently holding the position) June '99 Director, Seino Transportation Oct. '99 Managing Director, Seino Transportation June '03 Senior Managing Director, Seino Transportation (currently holding the position)	8,000	None
Sohei Yamamoto (March 22, 1947)	Mar. '66 Joined the Company Apr. '98 Vice General Manager, Special Sales Dept. July '99 Vice General Manager, Maintenance Dept. Apr. '00 Assistant General Manager ,	1,000	None

		Maintenance Dept./Deputy Head of General Center		
	Mar. '01	Assistant General Manager, Small Cars Dept.		
	Apr. '03	General Manager, Small Cars Dept.		
	June '03	Director/General Manager, Special Sales Dept. and Small Cars Dept.		
	June '04	Director/Assistant Senior Managing Director, Vehicles Depts. and Business Promotion Dept.		
	Apr. '05	Director/General Manager, Business Promotion Dept./Sales Planning Dept.		
Toshio Kato (September 1, 1947)	Mar. '71	Joined the Company	1,000	None
	Oct. '96	Section Chief, Bus Dept.		
	July '99	Deputy General Manager, Special Sales Dept.		
	Apr. '00	Assistant General Manager, Bus Dept.		
	Apr. '03	General Manager, Bus Dept.		
	June '03	Director/General Manager, Bus Dept.		
	Apr. '05	Director/General Manager, Bus Dept. (currently holding the position)		
Tetsuji Kurata (June 16, 1950)	Jan. '74	Joined the Company	1,000	None
	Apr. '98	Branch Manager of Takayama Office		
	Apr. '00	Branch Manager, Gifu Office		
	Apr. '03	Branch Manager, Takayama Office		
	June '03	Director in charge of Hidaka Region/Branch Manager, Takayama Office (currently holding the position)		

1. Of the director candidates, Mr. Yoshikazu Taguchi concurrently holds positions of Chairman & Representative Director of Seino Transportation Co., Ltd., Hokkaido Seino Transportation Co., Ltd., Kanto Seino Transportation Co., Ltd., Tokai Seino Transportation Co., Ltd., Seino Customs Clearance Service Co., Ltd., Seino Hikkoshi K.K., Seino Engineering K.K. and Seino Information Service Co., Ltd., as well as positions of Representative Director of Seino Tsu-un Transportation Co., Ltd., Shikoku Seino Transportation Co., Ltd., Okinawa Seino Transportation Co., Ltd., Seino Trading Co., Ltd. and Toyota Home Gifu Co., Ltd. The Company has transaction relationships with these companies over vehicle, part components, repair, leasing and other transactions.
2. Of the director candidates, Mr. Yoshio Wakazono concurrently holds the position of President & Representative Director of Asahi Enterprise K.K. The Company has transaction relationships with Asahi Enterprise over vehicle, part components, repair, leasing and other transactions.
3. Of the director candidates, Mr. Yoshitaka Taguchi concurrently holds the position of President & Representative Director of Seino Transportation Co., Ltd. The Company has transaction relationships with Seino Transportation over part components, repair, leasing and other transactions.

[location map – omitted]

82

Exhibit B

English translation of the Current Report, dated November 24, 2004

(TRANSLATION)

[Cover Page]

[Document to be filed] Current Report

[Addressee] Chief of Kanto Local Financial Bureau

[Date of filing] November 24, 2004

[Corporate name] Seino Transportation Co., Ltd.

[English Translation of the corporate name] Seino Transportation Co., Ltd.

[Name and title of the representative] Yoshitaka Taguchi, President and Representative Director

[Address of registered head office] 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture

[Phone number] (0584)82-5023

[Administrative Personnel to Contact] Isao Murase, General Manager of Finance and IR Department

[Address of the nearest contact place] 8-13, Shiomi 2-chome, Koto-ku, Tokyo

[Contact phone number] (03)3699-4231

[Administrative Personnel to Contact] Masataka Nasuno, Managing Director (Eastern District and North Eastern District)

[The place to make available] Tokyo Stock Exchange, Inc.
(2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(3-17, Sakae 3-chome, Naka-ku, Nagoya)

(TRANSLATION)

1 [The reason for filing]

This company has resolved at our board of directors held on November 24, 2004, to implement Stock Exchange subject to Article 352 of the Commercial Code to make Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd, Netz Toyota Gifu Co., Ltd and Netz Toyota Centro Co., Ltd. (hereinafter, collectively "Toyota Corolla Gifu and Three Other Companies") wholly owned subsidiaries of this company and to execute the Memorandum on Stock Exchange as of the same date. Therefore, this company hereto files this current report subject to Article 24-5, Clause 4 of Securities Exchange Law and Article 19, Clause 2, Item 6-2 of the Cabinet Ordinance regarding disclosure of status of the corporation.

2 [The content to be reported]

(1) Name, address, name of representative, capitalization and business description of the counterparty to the said stock exchange

Corporate Name: Toyota Corolla Gifu Co., Ltd.
Address: 1-3, Rokujo-Omizu 4 chome, Gifu-shi, Gifu
Name of the representative: Masashi Ohno, President and Representative Director
Capitalization: 5,317 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

Corporate Name: Gifu Hino Motor Co., Ltd.
Address: 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Name of the representative: Shigeo Mizuno, President and Representative Director
Capitalization: 4,722 million yen (as of March 31, 2004)
Business description: Vehicle sales and maintenance business etc.

Corporate Name: Netz Toyota Gifu Co., Ltd.
Address: 81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture
Name of the representative: Isao Aimiya, President and Representative Director
Capitalization: 290 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

Corporate Name: Netz Toyota Centro Gifu Co., Ltd.
Address: 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture

Name of the representative: Kunihiro Tahara, President and Representative Director
Capitalization: 463 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

(2) The purpose of the said stock exchange

Seino Transportation Co., Ltd. (hereinafter, "Seino") has raised our holding ratio of voting rights of Toyota Corolla Gifu Co., Ltd. and Gifu Hino Motor Co., Ltd. which were equity-method affiliates of Seino to strengthen the management of subsidiaries and enhance consolidated accountings by means of tender offer bid in 2002. Seino has determined that Seino will be able to optimize and improve efficiency of the capitalization of entire group and make it possible to respond to changes in the business environment dynamically and flexibly by strengthening capital ties among entire group, which will lead to further improvements in the corporate value on a consolidated basis.

(3) The method of the said stock exchange and the description of the Memorandum of Stock Exchange

[The method of the said stock exchange]

For Seino to become a wholly parent company of Toyota Gifu Corolla and Three Other Companies and for Toyota Gifu Corolla and Three Other Companies to become wholly owned subsidiaries of Seino, those shares of each Toyota Gifu Corolla and Three Other Companies held by shareholders of each companies shall be transferred to Seino, and, at the same time, the shares of Seino which shall be issued at the stock exchange or which are owned by Seino shall be allotted to those shareholders of Toyota Corolla Gifu and Three Other Companies (excluding us) and become shareholders of Seino.

[The description of Memorandum of Stock Exchange]

The description of each of Memorandum of Stock Exchange executed on November 24, 2004 by us and each of Toyota Corolla Gifu and Three Other Companies are as follows:

(TRANSLATION)

Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla Gifu") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Toyota Corolla Gifu will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Toyota Corolla Gifu a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange shall be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Toyota Corolla Gifu will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 1.68 shares of Seino's ordinary shares per shares of ordinary share of Toyota Corolla Gifu (shares of Seino will not be allocated to the shares of Toyota Corolla Gifu held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

Article 6 (Management of Company Assets)
Seino and Toyota Corolla Gifu will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Toyota Corolla Gifu may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Toyota Corolla Gifu contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Toyota Corolla Gifu, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Toyota Corolla Gifu in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one will be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Toyota Corolla Gifu:

Toyota Corolla Gifu Co., Ltd.
1-3, Rokujo-Omizu 4 chome, Gifu-shi, Gifu Prefecture
Tadashi Ohno
President and Representative Director

(TRANSLATION)

Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Gifu Hino Motor Co., Ltd. ("Gifu Hino") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Execution of stock exchange)
Seino and Gifu Hino will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Gifu Hino a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Gifu Hino will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 1.11 shares of Seino's ordinary shares per shares of ordinary share of Gifu Hino (shares of Seino will not be allocated to the shares of Gifu Hino held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

Article 6 (Management of Company Assets)

Seino and Gifu Hino will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Gifu Hino may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Gifu Hino contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Gifu Hino, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Gifu Hino in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one will be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Gifu Hino:

Gifu Hino Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Shigeo Mizuno
President and Representative Director

(TRANSLATION)

Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Netz Toyota Gifu Co., Ltd. ("Netz Toyota") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Netz Toyota will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Netz Toyota a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Netz Toyota will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 27.80 shares of Seino's ordinary shares per shares of ordinary share of Netz Toyota (shares of Seino will not be allocated to the shares of Netz Toyota held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

Article 6 (Management of Company Assets)
Seino and Netz Toyota will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Netz Toyota may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Netz Toyota contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Netz Toyota, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Netz Toyota in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one shall be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Netz Toyota:

Netz Toyota Gifu Co., Ltd.
81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture
Isao Aimiya
President and Representative Director

(TRANSLATION)

Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Netz Toyota Centro Gifu Co., Ltd. ("Netz Centro") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Netz Centro will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Netz Centro a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or otherwise.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Netz Centro will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or otherwise.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 5.12 shares of Seino's ordinary shares per shares of ordinary share of Netz Centro (shares of Seino will not be allocated to the shares of Netz Centro held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

Article 6 (Management of Company Assets)
Seino and Netz Centro will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Netz Centro may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Netz Centro contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Netz Centro, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Netz Centro in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one shall be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Netz Centro:

Netz Toyota Centro Gifu Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Kunihiro Tahara
President and Representative Director

Exhibit C

English translation of the Correction Report, dated May 17, 2005

(TRANSLATION)

[Cover Page]

[Document to be filed] Correction Report to Current Report

[Addressee] Chief of Kanto Local Financial Bureau

[Date of filing] May 17, 2005

[Corporate name] Seino Transportation Co., Ltd.

[English Translation of the corporate name] Seino Transportation Co., Ltd.

[Name and title of the representative] Yoshitaka Taguchi, President and Representative Director

[Address of registered head office] 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture

[Phone number] (0584)82-5023

[Administrative Personnel to Contact] Isao Murase, General Manager of Finance and IR Department

[Address of the nearest contact place] 8-13, Shiomi 2-chome, Koto-ku, Tokyo

[Contact phone number] (03)3699-4231

[Administrative Personnel to Contact] Masataka Nasuno, Managing Director (East District and North East District)

[The place to make available] Tokyo Stock Exchange, Inc.
(2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)
Nagoya Stock Exchagen, Inc.
(3-17, Sakae 3-chome, Naka-ku, Nagoya)

(TRANSLATION)

1 [The reason for filing]

While this company has already filed the current report according to the execution of the Memorandum of Stock Exchange between each of Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd, Netz Toyota Gifu Co., Ltd and Netz Toyota Centro Co., Ltd. (hereinafter, collectively "Toyota Corolla Gifu and Three Other Companies") as of November 24, 2004, this company has executed Stock Exchange Agreement with Toyota Corolla Gifu and Three Other Companies subject to the resolution of our board of directors held on May 17, 2005. Therefore, this company hereto files this correction report to current report subject to Article 24-5, Clause 5 of Securities Exchange Law.

2 [The description of the correction]

(before the correction)

[The method of the said stock exchange and the description of the Memorandum of Stock Exchange]

The description of each of Memorandum of Stock Exchange executed on November 24, 2004 by us and each of Toyota Corolla Gifu and Three Other Companies are as follows:

(* description of the Memorandum of Stock Exchange is omitted)

(after the correction)

[The description of the Stock Exchange Agreement]

The description of Stock Exchange Agreement executed by and between us and Toyota Corolla Gifu and Three Other Companies as of May 17, 2005 is as follows:

(TRANSLATION)

Stock Exchange Agreement

Seino Transportation Co., Ltd. ("Seino"), Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla"), Gifu Hino Motor Co., Ltd. ("Gifu Hino"), Netz Toyota Gifu Co., Ltd. ("Toyota Gifu") and Netz Toyota Centro Gifu Co., Ltd. ("Toyota Centro") hereby enter into this stock exchange agreement (this "Agreement") under the following terms and conditions.

Article 1 (Stock Exchange)

Seino, Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall hereby agree to make Seino the wholly parent company of the other parties hereto, and to make Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro wholly-owned subsidiaries of Seino, respectively, through stock exchange (*kabushiki kokan*; hereinafter the "Stock Exchange").

Article 2 (Exchange Ratio)

1 Seino shall allocate and deliver 12,282,997 shares (a total of 9,048,616 shares of common stock to be issued upon the Stock Exchange and 3,234,381 shares of its own common stock held by it) to those shareholders (hereinafter including beneficial shareholders) listed in the final shareholders' registry (hereinafter including beneficial shareholders' registry) of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro as of the date immediately preceding the date of Stock Exchange, in the following proportion: 1.68 shares of Seino's common stock per share of common stock of Toyota Corolla; 1.11 shares of Seino's common stock per share of common stock of Gifu Hino held; 27.80 shares of Seino's common stock per share of common stock of Toyota Gifu held; and 5.12 shares of Seino's common stock per share of common stock of Toyota Centro.

Notwithstanding the foregoing, shares of Seino's common stock shall not be allocated to the following numbers of shares held by Seino:

2,338,437 shares of common stock of Toyota Corolla;
2,338,051 shares of common stock of Gifu Hino;
76,300 shares of common stock of Toyota Gifu; and
41,650 shares of common stock of Toyota Centro.

2 The terms prescribed in the preceding paragraph may be amended through

discussions among the parties hereto if there is any change in the asset or management status of any of the parties hereto due to any cause not provided for herein.

Article 3 (Amount of Increase in Capital and Capital Reserve)

The amount of capital and capital reserve to be increased by Seino upon the Stock Exchange shall be as follows.

(1) Capital: nil

(2) Capital reserve: the amount of net assets of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro existing on the date of Stock Exchange multiplied by the respective ratios of the numbers of shares to be transferred to Seino upon the Stock Exchange to the total number of issued shares of each such party, less the book value of treasury stocks held by Seino to be delivered to shareholders of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro pursuant to Paragraph 1 of the preceding article.

Article 4 (General Meetings of Shareholders for Approval of Share Exchanges Agreement, etc.)

1 Each party hereto shall convene a general meeting of shareholders as follows where it shall seek approval of this Agreement and other matters required for the respective Stock Exchange (the "Shareholders Meeting"): Seino on June 24, 2005, Toyota Corolla on June 22, 2005, Gifu Hino on June 22, 2005, Toyota Gifu on June 22, 2005, and Toyota Centro on June 22, 2005. Notwithstanding the foregoing, each such date may be changed upon discussions among the parties, if required for the procedures of any of the Stock Exchange or otherwise.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall provide proper explanations at the Shareholders Meeting referred to in the preceding paragraph that Seino is to cause the newly-established company take over all operations (other than Seino's administration division) by way of Incorporation-type Division (*shinsetsu bunkatsu*) on the date of Stock Exchange.

Article 5 (Date of Stock Exchange)

The Stock Exchange shall take place on October 1, 2005; provided, however, that the date may be changed through discussions among the parties if required for the procedures of any of the Stock Exchange or otherwise.

Article 6 (Profit Dividends Prior to the Date of Stock Exchange)

Each party hereto shall make a profit dividend to the shareholders or registered pledgees listed on the final shareholders' registry as of March 31, 2005, to the maximum extent set forth below:

(1) Seino: 11 yen per share, or 2,146,625,646 yen in the aggregate

(2) Toyota Corolla: 6 yen per share, or 34,874,472 yen in the aggregate

(3) Gifu Hino: 10 yen per share, or 58,016,710 yen in the aggregate

(4) Toyota Gifu: 75 yen per share, or 11,250,000 yen in the aggregate

(5) Toyota Centro: 25 yen per share, or 3,250,000 yen in the aggregate

Article 7 (Term of Office of Officers who Assumed Office Prior to the Stock Exchange)

The term of office of any director or statutory auditor of Seino who assumed office prior to the date of Stock Exchange shall expire on the date on which it would otherwise expire unless the Stock Exchange take place.

Article 8 (Duty of Care of a Good Manager for Company Assets)

Each party hereto shall perform its business and manage and operate its assets with the care of a good manager after execution hereof until the date immediately preceding the date of Stock Exchange, and any act which may materially affect any of its assets, rights or obligations other than as provided for herein shall be subject to prior discussions and agreement among the parties hereto.

Article 9 (Other Reorganization, Asset Transfer, Etc.)

1 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to implement the Incorporation-type Division after execution hereof until the date of Stock Exchange (inclusive), where Seino shall be spun off and all its operations other than the administration division shall be taken over which date of Incorporation-type Division is October 1, 2005.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to issue stock acquisition rights (hereinafter "SARs") as generally described below after execution hereof until the date of Stock Exchange (inclusive), which shall be allocated to The Sumitomo Trust & Banking Co., Ltd. (*Shintaku-guchi* or trust account) by way of third-party allocation and substantially under especially favorable terms:

(1) Type and number of shares subject to the SARs:

397,262,334 shares of common stock (1 share per 1 unit of SAR)

(2) Total number of SARs: 397,262,334

(3) Issue price of SARs: free

(4) Exercise price of SARs:

The exercise price shall be initially the market value of shares of common stock of Seino multiplied by 3, and shall be 1 yen after there is any party holding more than 20% of shares issued by Seino.

Article 10 (Changes in Terms of Stock Exchange, and Termination of this Agreement)

In the event of any material change in the asset or management status of any party hereto due to a natural disaster or other causes from the execution date hereof to the date immediately preceding the date of Stock Exchange, subject to discussions among all parties hereto, (i) (if such event occurred to Seino) each party hereto, or (ii) (if such event occurred to a party hereto other than Seino) such party and Seino, may amend any term of the Exchange(s) or terminate this Agreement as between the parties concerned.

Article 11 (Validity of this Agreement)

If an approval of the Shareholders Meeting of any party hereto as provided for in Article 4 or an approval of any competent authority prescribed by law is not obtained, this Agreement shall become void as between Seino and each of the other parties hereto if such event occurred to Seino, or, if such event occurred to a party hereto other than Seino, this Agreement shall become void as between Seino and such party. For avoidance of doubt, even if an approval of the Shareholders Meeting or any competent authority prescribed by law is not obtained for any one or more of the Exchange(s) between Seino and any of the other parties hereto as provided for in this article, this Agreement shall continue in force and effect as among the remaining parties hereto.

Article 12 (Matters Not Provided for in this Agreement)

Matters not provided for herein and/or any matters required for any of the Stock Exchange shall be determined through discussions among the parties hereto in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Agreement has been executed in five (5) originals, one each of which shall be retained by each party after the printing of its name and the impression of its seal.

May 17, 2005

Seino:	Seino Transportation Co., Ltd. 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture Yoshitaka Taguchi President and Representative Director
Toyota Corolla:	Toyota Corolla Gifu Co., Ltd. 1-3, Rokujo-Omizo 4-chome, Gifu-shi, Gifu Prefecture Tadashi Ohno President and Representative Director
Gifu Hino:	Gifu Hino Motor Co., Ltd. 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture Shigeo Mizuno President and Representative Director
Toyota Gifu:	Netz Toyota Gifu Co., Ltd. 81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture Isao Aimiya President and Representative Director
Toyota Centro:	Netz Toyota Centro Gifu Co., Ltd. 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture Kunihiro Tahara President and Representative Director